Exhibit 99.1
RESULTS
The board of directors (the ‘‘Board’’) of Brilliance China Automotive Holdings Limited (the ‘‘Company’’) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the ‘‘Group’’) for the six months ended 30th June, 2007. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
 (Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		For the six months
		ended 30th June,
		2007	2006
	Note	RMB’000	RMB’000

Turnover	4	7,742,973	4,348,558
Cost of sales		(7,180,920)	(4,032,066)

Gross profit		562,053	316,492
Other revenue	4	209,703	87,166
Selling expenses		(299,386)	(211,197)
General and administrative expenses		(211,701)	(260,918)
Other operating expenses		(61,690)	(52,465)

Operating profit/(loss)	5	198,979	(120,922)
Interest income	4	40,493	32,286
Interest expenses	6	(122,324)	(105,526)
Share of profits less losses of:
Associates		31,460	47,390
Jointly controlled entities		58,899	84,487
Impairment loss on goodwill in a jointly controlled entity		—	(73,343)
Changes in fair value of embedded conversion option of Convertible Bonds	24	(282,480)	(40,723)

Loss before taxation		(74,973)	(176,351)
Taxation	8	(17,564)	(25,547)

Loss for the period		(92,537)	(201,898)

Attributable to:
Equity holders of the Company		(125,737)	(113,596)
Minority interests		33,200	(88,302)

		(92,537)	(201,898)

Dividends	9	—	—

Basic loss per share	10	RMB(0.03428)	RMB(0.03097)

Fully diluted loss per share	10	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2007	2006
	Note	RMB'000	RMB'000

Non-current assets
Intangible assets	11	941,266	802,812
Goodwill	11	295,529	295,529
Property, plant and equipment	11	3,397,503	3,627,498
Construction-in-progress	11	231,034	233,104
Land lease prepayments	11	113,177	120,099
Interests in associates	12	398,545	366,650
Interests in jointly controlled entities	13	1,082,106	1,024,016
Prepayments for a long-term investment	14	600,000	600,000
Available-for-sale financial assets	15	54,688	23,736
Other non-current assets		8,128	7,450

Total non-current assets		7,121,976	7,100,894

Current assets
Cash and cash equivalents	16	1,988,537	1,468,075
Short-term bank deposits		530,517	616,787
Pledged short-term bank deposits	17	2,141,664	1,625,149
Inventories		1,594,906	1,346,843
Accounts receivable	18	731,291	632,158
Accounts receivable from affiliated companies	30(c)	971,375	1,050,810
Notes receivable	19	426,324	197,668
Notes receivable from affiliated companies	30(d)	189,595	81,477
Other receivables	20	419,430	423,017
Prepayments and other current assets	21	381,095	143,583
Income tax recoverable		69	815
Other taxes recoverable		43,020	117,830
Advances to affiliated companies	30(e)	72,766	58,085

Total current assets		9,490,589	7,762,297

CONDENSED CONSOLIDATED BALANCE SHEET (Cont’d)

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2007	2006
	Note	RMB’000	RMB’000

Current liabilities
Accounts payable	22	3,426,540	2,299,267
Accounts payable to affiliated companies	30(f)	1,230,052	983,293
Notes payable		2,714,674	2,141,947
Notes payable to affiliated companies	30(g)	79,088	37,288
Customer advances		188,231	425,778
Other payables		348,829	403,040
Dividends payable		3,216	3,297
Accrued expenses and other current liabilities		122,602	159,222
Short-term bank borrowings	23	347,000	500,000
Income tax payable		12,283	11,411
Other taxes payable		85,450	81,841
Advances from affiliated companies	30(h)	130,145	135,095

Total current liabilities		8,688,110	7,181,479

Net current assets		802,479	580,818

Total assets less current liabilities		7,924,455	7,681,712

Non-current liabilities
Convertible Bonds	24	1,853,759	1,547,070
Deferred government grants		107,624	109,502

Total non-current liabilities		1,961,383	1,656,572

Net assets		5,963,072	6,025,140

Capital and reserves
Share capital	25	303,388	303,388
Share premium	26	2,038,423	2,038,423
Reserves	26	3,447,914	3,543,182

Total equity attributable to equity holders of the Company		5,789,725	5,884,993

Minority interests	26	173,347	140,147

Total equity		5,963,072	6,025,140

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	(Unaudited)
	For the six months
	ended 30th June,
	2007	2006
	RMB’000	RMB’000

Total equity as at 1st January,	6,025,140	6,717,450

Items directly recognised in equity:
Increase in fair value of available-for-sale financial assets	30,469	13,195
Loss for the period	(92,537)	(201,898)

Total recognised losses for the period	(62,068)	(188,703)

Total equity as at 30th June,	5,963,072	6,528,747

Total recognised losses for the period

Attributable to:
Equity holders of the Company	(95,268)	(100,401)
Minority interests	33,200	(88,302)

	(62,068)	(188,703)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		(Unaudited)
		For the six months
		ended 30th June,
		2007	2006
	Note	RMB’000	RMB’000

Net cash generated from operating activities		1,291,730	983,787

Net cash used in investing activities		(728,720)	(1,709,490)

Net cash (used in)/generated from financing activities		(142,548)	913,984

Increase in cash and cash equivalents		420,462	188,281

Cash and cash equivalents as at 1st January,		1,468,075	843,400

Cash and cash equivalents as at 30th June,		1,888,537	1,031,681

Analysis of balance of cash and cash equivalents
Bank balances and cash	16	1,988,537	1,281,681
Short-term bank borrowings with original maturities less than 3 months	16, 23	(100,000)	(250,000)

		1,888,537	1,031,681

NOTES TO CONDENSED FINANCIAL STATEMENTS
1. Organisation and operations
The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.
2. Statement of compliance and accounting policies
These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), the Hong Kong Accounting Standard (‘‘HKAS’’) 34 ‘‘Interim financial reporting’’ and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (‘‘HKFRSs’’) issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’).
The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2006, except for the adoption of the new and amendments to HKFRSs, HKASs and interpretations as disclosed in note 3 below.
3. Impact of new HKFRSs, HKASs and interpretations
The following new and amendments to HKFRSs, HKASs and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January, 2007 have been adopted in the preparation of these interim financial statements.
(a)	Amendment to HKAS 1 — Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after 1st January, 2007)
(b)	HKFRS 7 — Financial Instruments: Disclosures (effective for annual periods beginning on or after 1st January, 2007)
(c)	HK(IFRIC) Interpretation 7 — Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1st March, 2006)
(d)	HK(IFRIC) Interpretation 8 — Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May, 2006)
(e)	HK(IFRIC) Interpretation 9 — Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June, 2006)

(f)	HK(IFRIC) Interpretation 10 — Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1st November, 2006)
The adoption of these new and amendments to HKFRSs, HKASs and interpretations has no material financial effect on the Group’s results and financial position for the current or prior periods.
HKICPA also issued several new and amendments to HKFRSs, HKASs and interpretations which are not yet effective for the accounting period ending 31st December, 2007. The Group is in the process of making an assessment of the impact of these new/ amendments to HKFRSs, HKASs and interpretations to the Group’s results of operations and financial position in the period of initial application.
4. Turnover, other revenue and segment information
The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the ‘‘PRC’’).
An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	2,673,370	2,745,042
Sale of Zhonghua sedans	5,069,603	1,603,516

	7,742,973	4,348,558

Other revenue	209,703	87,166
Interest income	40,493	32,286

	250,196	119,452

Total revenue	7,993,169	4,468,010

Since the Group’s revenue is primarily derived in the PRC, the Group has determined that business segments be presented as the only reporting format.
For the six months ended 30th June, 2007, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans through BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), a jointly controlled entity of the Group.

Business segments — for the six months ended 30th June, 2007

	(Unaudited)
	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,673,370	5,069,603	—	7,742,973

Segment results	231,074	(65,642)	—	165,432

Unallocated other revenue				53,724
Unallocated costs				(20,177)

Operating profit				198,979
Interest income				40,493
Interest expenses				(122,324)
Changes in fair value of embedded conversion option of Convertible Bonds				(282,480)

Share of profits less losses of:
Associates	(128)	31,588	—	31,460
Jointly controlled entities	5,863	—	53,036	58,899

Loss before taxation				(74,973)

Taxation				(17,564)

Loss for the period				(92,537)

Business segments — for the six months ended 30th June, 2006

	(Unaudited)
	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,745,042	1,603,516	—	4,348,558

Segment results	188,322	(303,078)	—	(114,756)

Unallocated costs				(6,166)

Operating loss				(120,922)
Interest income				32,286
Interest expenses				(105,526)
Changes in fair value of embedded conversion option of Convertible Bonds				(40,723)

Share of profits less losses of:
An associate	—	47,390	—	47,390
Jointly controlled entities	(4,498)	—	88,985	84,487
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(176,351)
Taxation				(25,547)

Loss for the period				(201,898)

5. Operating profit/(loss)
Operating profit/(loss) is stated after charging and crediting the following:

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000

Charging:
Cost of inventories sold	7,180,920	4,032,066
Amortisation of intangible assets (a)	68,340	52,289
Depreciation of property, plant and equipment	335,027	261,292
Amortisation of land lease prepayments	1,703	2,029
Impairment loss on property, plant and equipment (b)	—	22,318
Net realisable value provision for inventories (c)	18,625	11,209
Staff costs (excluding directors’ emoluments) (Note 7)	192,061	157,546
Provision for doubtful debts	20	8,739
Research and development costs (b)	9,174	50,322
Provision for warranty	27,988	14,837

Operating lease rentals on:
— land and buildings	8,831	7,458
— machinery and equipment	42	84
Loss on disposal of an associate	—	709
Write off of property, plant and equipment	—	234

Crediting:
Write back of provision for inventories sold (c)	82,434	55,345
Gain on disposal of property, plant and equipment, net	1,312	197
Gain on disposal of an associate	—	384
Provision for doubtful debts written back	383	75
Exchange gain, net	40,129	6,627

(a)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses

(b)	included in general and administrative expenses

(c)	included in cost of sales
6. Interest expenses

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000

Interest expenses on
Bank loans wholly repayable within one year	16,933	13,402
Discounted bank guaranteed notes	31,128	40,074
Finance lease obligations	8,135	8,451
Amortised redemption premium on Convertible Bonds	67,112	43,599

	123,308	105,526

Interest expense capitalised in construction-in-progress at an annual rate of 3%	(984)	—

	122,324	105,526

7. Staff costs (excluding directors’ emoluments)

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000

Wages and salaries	170,018	115,568
Pension and staff welfare	22,043	41,978

	192,061	157,546

8. Taxation
Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.
The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.
9. Dividends
The directors do not recommend the payment of an interim dividend at the board meeting held on 21st September, 2007 (2006: No interim dividend declared).
10. Loss per share
The calculation of basic loss per share for the six months ended 30th June, 2007 is based on the net loss attributable to equity holders of the Company of approximately RMB125,737,000 (2006: RMB113,596,000), divided by the 3,668,390,900 (2006: 3,668,390,900) ordinary shares outstanding during the period.
No diluted loss per share is presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s Convertible Bonds (2006: same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.
11. Capital expenditures

	(Unaudited)
			Property,
	Intangible		plant and	Construction-	Land lease
	assets	Goodwill	equipment	in-progress	prepayments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net book value as at 1st January, 2007	802,812	295,529	3,627,498	233,104	120,099
Additions	206,794	—	19,901	84,083	—
Construction-in-progress transferred to property, plant and equipment	—	—	86,153	(86,153)	—
Disposals	—	—	(1,022)	—	(5,219)
Depreciation/amortisation	(68,340)	—	(335,027)	—	(1,703)

Net book value as at 30th June, 2007	941,266	295,529	3,397,503	231,034	113,177

12. Interests in associates
Details of interests in associates are as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	371,891	339,996
Goodwill	26,654	26,654

	398,545	366,650

13. Interests in jointly controlled entities
Details of interests in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	1,007,835	949,745

Goodwill	326,644	326,644
Accumulated impairment loss	(252,373)	(252,373)

	74,271	74,271

	1,082,106	1,024,016

14. Prepayments for a long-term investment
On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (‘‘SJAI’’) (a 99.0% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd. (‘‘SXID’’) (an indirect wholly-owned subsidiary of the Company) entered into agreements with respective sellers to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Co., Ltd (‘‘SAIAM’’) and Shenyang XinJinBei Investment Co., Ltd. (‘‘SXI’’) (the ‘‘Acquisitions’’). SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (‘‘JinBei’’), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial positions of SAIAM and SXI.
Although the Acquisitions have been approved by the State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation of Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issued share capital of JinBei.
As at 30th June, 2007 and 31st December, 2006, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

15. Available-for-sale financial assets

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	50,550	19,598

	54,688	23,736

16. Cash and cash equivalents
For condensed consolidated balance sheet classification, cash and cash equivalents represent assets similar in nature to cash, which are not restricted as to use. For the purposes of condensed consolidated cash flow statement, cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts and short-term bank borrowings with original maturities less than 3 months.
17. Pledged short-term bank deposits
Pledged short-term bank deposits as at 30th June, 2007 were pledged for the following purposes:

	(Unaudited)	(Audited)
	As at	As at
	30 June,	31 December,
	2007	2006
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,829,404	1,207,209
Bank loans granted to JinBei (Note 27)	312,260	312,260
Bank loans granted to the Group (Note 23)	—	105,680

	2,141,664	1,625,149

Note:	MIn addition to pledged short-term bank deposits, as at 30th June, 2007, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB137 million (As at 31st December, 2006: RMB233 million) for issue of bank guaranteed notes.
18. Accounts receivable
An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Less than six months	605,350	588,458
Between six months to one year	88,304	34,642
Between one to two years	5,001	7,226
Above two years	95,385	64,655

	794,040	694,981
Less : Provision for doubtful debts	(62,749)	(62,823)

	731,291	632,158

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follows up collection with customers. Customers considered to be of high credit risk are traded with on a cash basis or when bank guaranteed notes are received.
19. Notes receivable
All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 30th June, 2007, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less (As at 31st December, 2006: same). As at 30th June, 2007, notes receivable from third parties and affiliated companies of approximately RMB137 million have been pledged for the issue of notes payable (As at 31st December, 2006: RMB233 million).
20. Other receivables

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	26,997	36,727
Others	174,607	169,015

	501,604	505,742
Less : Provision for doubtful debts	(82,174)	(82,725)

	419,430	423,017

Note:	MAs at 30th June, 2007, an amount of RMB300 million (As at 31st December, 2006: RMB300 million) was advanced to SAIAM which will become a subsidiary of the Group after the completion of the Acquisitions as detailed in note 14.

21. Prepayments and other current assets
Included in prepayments and other current assets is RMB300 million paid for the acquisition of 46.75% equity interest in a company which holds a piece of land in Beijing which will be developed as the logistics centre of the Group.
22. Accounts payable
An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Less than six months	3,368,814	2,265,630
Between six months to one year	26,309	12,714
Between one to two years	11,679	10,582
Above two years	19,738	10,341

	3,426,540	2,299,267

23. Short-term bank borrowings
All short-term bank borrowings are unsecured (As at 31st December, 2006: short-term bank borrowings of RMB100 million with interest rates ranging from 5.58% to 6.12% were secured by bank deposits of RMB106 million), interest-bearing at rates ranging from 6.435% to 6.732% per annum and repayable from 19th September, 2007 to 26th January, 2008. Out of the balance is RMB100 million (As at 31st December, 2006: Nil) which matured within 3 months from inception.
24. Convertible Bonds

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Liability component
At beginning of period/year	1,395,422	—
Fair value at inception	—	1,379,287
Issuing costs	—	(28,856)
Amortisation	67,112	76,081
Exchange difference arising on translation	(35,318)	(31,090)

At balance sheet date	1,427,216	1,395,422

Fair value of embedded conversion option
At beginning of period/year	151,648	—
Fair value at inception	—	81,492
Changes in fair value	282,480	73,202
Exchange difference arising on translation	(7,585)	(3,046)

At balance sheet date	426,543	151,648

	1,853,759	1,547,070

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds’’) with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million). The Convertible Bonds are listed on the Singapore Exchange Securities Trading Limited.
The Convertible Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the Convertible Bonds previously have been redeemed or previously have matured.

Conversion price reset
If the average of the closing price (the ‘‘Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the Convertible Bonds could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The Convertible Bonds will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the Convertible Bonds is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the Convertible Bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the Convertible Bonds divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the Convertible Bonds has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the Convertible Bonds will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.
The Convertible Bonds may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The Convertible Bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the Stock Exchange.
The Convertible Bonds contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.
At initial recognition, the liability component is measured at its fair value by using the discounted cash flow method. The embedded conversion option is measured at its fair value provided by professional valuers using the Black-Scholes option pricing model.
The liability component is subsequently carried at amortised cost by using the effective interest method. The embedded conversion option is measured at fair value at each balance sheet date by professional valuers and changes in fair value are recognised in the income statement. During the period, the loss on fair value changes on the embedded conversion option amounted to RMB282,480,000 (2006: RMB40,723,000).
The fair value of the liability component as at 30th June, 2007 was approximately US$189,794,000 (As at 31st December, 2006: US$181,293,000), equivalent to approximately RMB1,483,666,000 (As at 31st December, 2006: RMB1,417,258,000).
Key assumptions used in estimating the fair value of the embedded conversion option include (1) the conversion price will not be adjusted or reset and remains at HK$1.93 per share throughout the life of the Convertible Bonds; and (2) the bond holders will not exercise their rights to require Brilliance China Finance Limited to redeem the Convertible Bonds at 122.926% of the principal amount on 7th June, 2009.
25. Capital

	(Unaudited)		(Audited)
	As at 30th June, 2007		As at 31st December, 2006
	Number		Number
	of shares	Amount	of shares	Amount
	’000	’000	’000	’000

Authorised
Ordinary shares of US$0.01 each	8,000,000	US$80,000	5,000,000	US$50,000

Issued and fully paid:
Ordinary shares of US$0.01 each	3,668,391	RMB303,388	3,668,391	RMB303,388

During the period, the authorised share capital of the Company increased from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 ordinary shares of par value of US$0.01 each.

26. Reserves

	(Unaudited)
	Attributable to equity holders of the Company
			Cumulative
		Investment	translation		Share
	Share	revaluation	adjustments	Dedicated	options	Capital	Retained		Minority	Total
	premium	reserve	reserve	capital	reserve	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2007	2,038,423	(10,765)	39,179	184,193	11,281	120,000	3,199,294	5,581,605	140,147	5,721,752
Loss for the period	—	—	—	—	—	—	(125,737)	(125,737)	33,200	(92,537)
Transfer to dedicated capital	—	—	—	116	—	—	(116)	—	—	—
Changes in fair value of available-for-sale financial assets	—	30,469	—	—	—	—	—	30,469	—	30,469

As at 30th June, 2007	2,038,423	19,704	39,179	184,309	11,281	120,000	3,073,441	5,486,337	173,347	5,659,684

	(Audited)
	Attributable to equity holders of the Company
	Equity
	component			Cumulative
	of		Investment	translation		Share
	convertible	Share	revaluation	adjustments	Dedicated	options	Capital	Retained		Minority	Total
	bonds	premium	reserve	reserve	capital	reserve	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2006	114,205	2,038,423	(11,817)	39,179	167,631	—	120,000	3,500,073	5,967,694	446,368	6,414,062
Loss for the year	—	—	—	—	—	—	—	(398,422)	(398,422)	(306,221)	(704,643)
Equity component of convertible bonds due 2008 transferred to retained earnings upon buy back/ redemption	(114,205)	—	—	—	—	—	—	114,205	—	—	—
Share option cost	—	—	—	—	—	11,281	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	(16,562)	—	—	—
Changes in fair value of available-for- sale financial assets	—	—	1,052	—	—	—	—	—	1,052	—	1,052

As at 31st December, 2006	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	3,199,294	5,581,605	140,147	5,721,752

27. Financial guarantee

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Corporate guarantees for revolving bank loans and bank guaranteed notes drawn by affiliated companies of Shanghai Shenhua (Note).	60,000	120,000
Corporate guarantees for bank loans drawn by JinBei. Bank deposits of RMB312 million (As at 31st December, 2006: RMB312 million) was pledged as a collateral for the corporate guarantee (Note 17).	295,000	295,000

Note: MShanghai Shenhua is defined in note 30(a) to the condensed financial statements.
28. Contingencies
The Group was subject to the following contingencies as at 30th June, 2007:
On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (‘‘Mr. Yang’’) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang
subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the ‘‘Action’’).
On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.
The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.
Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.
On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.
There has been no material progress in the litigation.
The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

29. Commitments
(a) Capital commitments

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	32,301	30,781
— Acquisition of plant and machinery	361,523	130,407
— Other	—	25,072

	393,824	186,260

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	303,774	1,004,312

(b) Operating lease commitments
As at 30th June, 2007, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Within one year	14,416	18,943
In the second to fifth year inclusive	23,491	28,680
Over five years	36,474	40,526

	74,381	88,149

(c) Future operating lease arrangements
As at 30th June, 2007, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Within one year	16,924	19,611
In the second to fifth year inclusive	56,700	56,697
Over five years	82,211	90,952

	155,835	167,260

30. Related party transactions
(a) Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), a subsidiary of the Company

Shanghai Shenhua Holdings Co., Ltd. (‘‘Shanghai Shenhua’’)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (‘‘BHL’’)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests or are in a position to exercise significant influence. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in these interim financial statements, significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed below.

(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the period are summarised below:

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000

Sales of goods:
— JinBei and its affiliated companies	131,328	51,605
— Shanghai Shenhua and its affiliated companies	908,006	640,092
— Jointly controlled entities	36,347	71,319
— An associate	45,655	77,899

Purchases of goods:
— JinBei and its affiliated companies	660,808	338,928
— Shanghai Shenhua and its affiliated companies	70	12,480
— Affiliated companies of BHL	53,757	59,878
— Jointly controlled entities	219,491	258,693
— Associates	312,758	236,851
— Affiliated companies of a joint venture partner of MShenyang Xinguang Brilliance Automobile Engine Co., Ltd.	42	42
— Shareholders of Shenyang Aerospace Mitsubishi Motors MEngine Manufacturing Co., Ltd. and their affiliated companies	36,458	—
Operating lease rental on machinery and equipment charged by a jointly controlled entity	1,430	1,362
Operating lease rental on machinery and equipment charged by an affiliated company of Shanghai Shenhua	296	—
Operating lease rental on office buildings charged to a jointly controlled entity	7,292	7,100
Subcontracting charge to a jointly controlled entity	130,058	99,554
Interest to a jointly controlled entity	8,135	8,451
Operating lease rental on office buildings charged by Shanghai Shenhua and its affiliated companies	329	852

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.
(c)	As at 30th June, 2007, amounts due from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Due from related parties:
— Shanghai Shenhua and its affiliated companies	355,115	431,310
— Affiliated companies of JinBei	66,569	93,446
— An affiliated company of BHL	64,438	55,040
— An associate	28	—
— Jointly controlled entities	15,015	21,470
— BMW Brilliance
— Accounts receivable	289,230	247,564
— Consideration receivable arising from the disposal Mof machinery and equipment	134,527	134,527
— Dividend receivable from a jointly controlled entity	76,173	76,173
— Dividend receivable from an associate	—	21,000

	1,001,095	1,080,530
Less : Provision for doubtful debts	(29,720)	(29,720)

	971,375	1,050,810

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.
(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2007	31st December, 2006
	RMB’000	RMB’000

Less than six months	433,800	773,810
Between six months to one year	285,053	66,485
Between one to two years	121,546	79,609
Over two years	160,696	160,626

	1,001,095	1,080,530

(d)	As at 30th June, 2007, notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	3,050	16,620
— Shanghai Shenhua	183,319	63,750
— A jointly controlled entity	3,226	1,107

	189,595	81,477

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 30th June, 2007.
(e)	As at 30th June, 2007, advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Advances to related parties:
— An associate	—	179
— Jointly controlled entities	6,374	6,374
— Affiliated companies of BHL	15,273	15,273
— Shanghai Shenhua and its affiliated companies	14,044	14,044
— JinBei and its affiliated company	38,541	23,740
— Other affiliated companies	748	689

	74,980	60,299
Less: provision for doubtful debts	(2,214)	(2,214)

	72,766	58,085

Advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term, except for an unsecured advance to JinBei of RMB5 million which is interest bearing at 5.4% per annum and has 6 months repayment term (2006: same).
(f)	As at 30th June, 2007, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Due to related parties:
— Associates	67,309	95,819
— Jointly controlled entities	795,715	585,124
— Affiliated companies of Shanghai Shenhua	878	10,719
— Affiliated companies of JinBei	360,866	281,721
— Other affiliated companies	5,284	9,910

	1,230,052	983,293

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Less than six months	806,090	951,464
Between six months to one year	419,547	27,769
Between one to two years	561	3,074
Over two years	3,854	986

	1,230,052	983,293

(g)	As at 30th June, 2007, notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Notes payable to related parties:
— An affiliated company of JinBei	3,509	7,249
— An associate	—	18,039
— Jointly controlled entities	75,579	12,000

	79,088	37,288

(h)	As at 30th June, 2007, advances from affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Advances from related parties:
— An associate	6	—
— A jointly controlled entity	1,323	1,279
— BHL and its affiliated company	12,728	12,728
— Affiliated companies of Shanghai Shenhua	820	820
— JinBei and its affiliated companies	1,925	6,925
— Financing received from BMW Brilliance	113,343	113,343

	130,145	135,095

Saved for the advances from BMW Brilliance as detailed in note 16(b) to the annual financial statements for the year ended 31st December, 2006, other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment term (2006: same).
(i)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(j)	Compensation benefits to key management personnel excluding directors.

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000

Short-term employee benefits	1,956	7,599

SUPPLEMENTARY FINANCIAL INFORMATION
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2007 in accordance with generally accepted accounting principles in the United States of America (‘‘US GAAP’’).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			(Unaudited)
			For the six months
			ended 30th June,
			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(125,737)	(113,596)
Capitalisation of borrowing costs and its related depreciation	(a	)	(1,052)	(1,052)
Write off of development costs	(b	)	(205,332)	(43,986)
Amortisation of impaired intangible assets	(b	)	(7,417)	(23,568)
Finance costs/redemption premium of convertible bonds due 2008	(d	)	—	5,582
Gain on buy back a certain portion of convertible bonds due 2008	(d	)	—	4,758
Finance costs/redemption premium of Convertible Bonds	(e	)	6,972	3,576
Changes in fair value of embedded conversion option of Convertible Bonds	(e	)	282,480	40,723
Effect of the above adjustments attributable to minority interests			102,172	30,924

Profit (Loss) attributable to shareholders reported under US GAAP			52,086	(96,639)

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(f	)	30,469	13,195

Comprehensive income (loss) reported under US GAAP			82,555	(83,444)

			(Unaudited)	(Audited)
			As at	As at
			30th June,	31st December,
			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			5,789,725	5,884,993
Capitalisation of borrowing costs and its related depreciation	(a	)	2,336	3,388
Write off of development costs	(b	)	(883,150)	(677,818)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(88,431)	(81,014)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of Convertible Bonds	(e	)	19,465	12,493
Changes in fair value of embedded conversion option of Convertible Bonds	(e	)	355,682	73,202
Issue costs allocated to embedded conversion option of Convertible Bonds	(e	)	2,557	2,557
Effect of the above adjustments attributable to minority interests			205,181	103,009

Net assets reported under US GAAP			5,848,468	5,765,913

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB205 million capitalised during the period and accumulated development costs of RMB883 million capitalised in the condensed consolidated balance sheet as at 30th June, 2007 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB7 million for the period. As at 30th June, 2007, the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB88 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December, 2006 and 30th June, 2007 was RMB144 million.

Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	The zero coupon guaranteed convertible bonds due 2008 were issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. All of the convertible bonds due 2008 were repurchased or redeemed in 2006 and were cancelled in January 2007.

The convertible bonds due 2008 were previously stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 were split into liability and equity components under HKFRS. The liability component was subsequently carried at amortised finance costs while the equity component, being recognised in equity, remained unchanged until the convertible bonds due 2008 were converted or redeemed.

Accordingly, the carrying amount of liability component of the convertible bonds due 2008 reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group repurchased or redeemed all the convertible bonds due 2008 in 2006, the reported net assets under HKFRS were the same as US GAAP as at 30th June, 2007 and 31st December, 2006.

(e)	Under HKFRS, the Convertible Bonds issued on 7th June, 2006 (see Note 24) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value in the balance sheet and the changes in fair value is recognised in the income statement. Under US GAAP, the Convertible Bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2007 were RMB378 million lower than that under US GAAP because of the accumulated effect of (i) RMB19 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB7 million for the six months ended 30th June, 2007); (ii) loss on fair value changes on the embedded conversion option amounting to RMB356 million (including RMB282 million for the six months ended 30th June, 2007); and (iii) direct expenses in connection with the issue of the Convertible Bonds are capitalised as deferred expenses in the balance sheet and are amortised over the life of the Convertible Bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Changes in fair value of RMB30 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2007 were RMB7,743.0 million, representing a 78.1% increase from RMB4,348.6 million for the same period in 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans in the first half of 2007.
Shenyang Automotive sold 35,038 minibuses in the first half of 2007, representing a 6.7% decrease from 37,571 minibuses sold during the same period in 2006. Of these vehicles sold, 29,526 were mid- priced minibuses, representing a 0.6% decrease from 29,709 mid-priced minibuses sold during the same period in 2006. Unit sales of deluxe minibuses decreased by 29.9% from 7,862 units in the first half of 2006 to 5,512 units for the corresponding period in 2007. Shenyang Automotive sold 60,287 Zhonghua sedans in the first half of 2007, representing a 210.8% increase from 19,398 sedans sold during the corresponding period last year. 19,085 units of the Zhonghua Zunchi model were sold in the first half of 2007, representing an increase of 66.8% from the 11,444 Zunchi sedans sold in the same period in 2006. The Junjie model, which was launched in March 2006, recorded a sale of 41,199 units in the first half of 2007, compared to 7,788 units sold during the period from March to June 2006.
Unaudited cost of sales increased 78.1% from RMB4,032.1 million in the first half of 2006 to RMB7,180.9 million for the same period in 2007. The increase was primarily due to the increase in unit sales of Zhonghua sedans. The average unit cost for both the minibuses and Zhonghua sedans decreased in the first half of 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale.
The overall gross profit margin of the Group remained unchanged at 7.3% for the first half of 2007 from the same period in 2006. This is mainly due to a switch in sales mix between the minibuses and Zhonghua sedans between the two periods.
Unaudited other revenue increased by 140.5% from RMB87.2 million in the first half of 2006 to RMB209.7 million for the same period in 2007. The increase was primarily due to the increase in sales of scrap materials and foreign exchange gain realized during the period.
Unaudited selling expenses increased by 41.8% from RMB211.2 million in the first half of 2006 to RMB299.4 million for the same period in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans in the first half of 2007. The selling expenses as a percentage of turnover decreased from 4.9% in the first half of 2006 to 3.9% for the same period in 2007 as a result of higher Zhonghua sales volume achieved in the first half of 2007.
Unaudited general and administrative expenses decreased by 18.9% from RMB260.9 million in the first half of 2006 to RMB211.7 million for the same period in 2007, mainly as a result of increased capitalisation of research and development costs incurred during 2007.
Unaudited other operating expenses increased by 17.5% from RMB52.5 million in the first half of 2006 to RMB61.7 million for the same period in 2007, resulting mainly from the increase in sales volume of scrap materials.
Unaudited interest expense net of interest income increased by 11.7% from RMB73.2 million in the first half of 2006 to RMB81.8 million for the same period in 2007, resulting mainly from the higher amortisation of redemption premium on the zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds’’).
The Group’s unaudited share of operating results of associates and jointly controlled entities (excluding an impairment loss on goodwill in a jointly controlled entity) decreased by 31.5% from RMB131.9 million in the first half of 2006 to RMB90.4 million for the same period in 2007. This was mainly attributable to the decreased profits contributed by BMW Brilliance, the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in the first half of 2007.
Unaudited net profits contributed to the Group by BMW Brilliance decreased by 40.4% from RMB89.0 million in the first half of 2006 to RMB53.0 million for the same period this year. The BMW joint venture achieved sales of 16,260 BMW sedans in the first half of 2007, an increase of 65.5% as compared to 9,822 BMW sedans for the same period in 2006. The lower net profits contributed to the Group in the first half of 2007 was a result of additional expenses incurred for the acceleration of component localisation and certain adjustments of payments related to prior periods.
In the first half of 2007, the Group recognised a loss of RMB282.5 million on the changes in fair value of the embedded conversion option of the Convertible Bonds in accordance with HKFRSs, compared to a loss of RMB40.7 million recorded in the first half of 2006. The increase in the loss resulted from the changes in fair value of the embedded conversion option in the first half of 2007 was primarily due to the rise in the Company’s share price between 31st December, 2006 and 30th June, 2007.
The Group recorded an unaudited loss before taxation of RMB75.0 million in the first half of 2007 compared to an unaudited pre-tax loss of RMB176.4 million for the same period in 2006. Unaudited taxation decreased by 31.0% from RMB25.5 million in the first half of 2006 to RMB17.6 million for the same period in 2007, resulting mainly from a decrease in taxable income of one of our subsidiaries.

As a result, the Group recorded an unaudited loss attributable to equity holders of the Company of RMB125.7 million for the first half of 2007 as compared to that of RMB113.6 million for the same period in 2006. Unaudited basic loss per share for the six months ended 30th June, 2007 amounted to RMB0.03428 against that of RMB0.03097 for the same period in 2006.
Without taking into account the impact of the changes in fair value of the embedded conversion option of the Convertible Bonds, the Group has achieved an unaudited profit attributable to equity holders of the Company of RMB156.7 million in the first half of 2007 as compared to an unaudited loss attributable to equity holders of the Company of RMB72.9 million for the corresponding period in 2006.
Prospects
The Group has achieved solid improvement in its financial performance during the first half of 2007. Without taking into account the impact of the changes in fair value of embedded conversion option of the Convertible Bonds, which is an accounting requirement under HKFRSs, the Group was able to return to profit on the back of the robust sale of Zhonghua sedans realised during the period. Our Zhonghua sedans registered an impressive 2.1 times growth in unit sales over the corresponding period last year. The March 2007 launch of the new Zhonghua 1.8T engine version also expanded our sedan product offering during the period.
Looking into the second half of 2007, the Group expects to continue to face challenges from its competition, both in the introduction of new models as well as possible downward pricing pressure from competing products. The Group will strive to stabilise the sale and market share of its minibus products while exploring new market opportunities with our partner Toyota. As for the Zhonghua sedans, the Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new models, such as the Zhonghua coupe which will be launched in the third quarter of
2007. The Group will also proactively seek to capture new market opportunities, both domestically and overseas, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. At the same time, the Group will continue to implement further cost cutting measures, including the deepening of component localisation for our BMW joint venture which is expected to achieve import tariff reduction across all models in 2008. The Group will continue to work hard towards its ultimate goal of further enhancing the profitability of our operations and thus improving returns to our shareholders.
Liquidity and Financial Resources
As at 30th June, 2007, the Group had RMB1,988.5 million in cash and cash equivalents, RMB530.5 million in short-term bank deposits and RMB2,141.7 million in pledged short-term bank deposits. The Group had notes payable of RMB2,793.8 million and outstanding short-term bank borrowings of RMB347.0 million, but had no long-term bank borrowings outstanding as at 30th June, 2007.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance Finance’’), issued the Convertible Bonds with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable conversion rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share (subject to adjustment in certain events) at any time from 6th July, 2006 up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 30th June, 2007, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 28 to the condensed financial statements.
Debt to Equity Ratio
As at 30th June, 2007, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.84 (30th June, 2006: 1.72). The increase of the ratio is primarily due to the increase in accounts payable balances as at 30th June, 2007 as a result of the increased level of operations in the first half of 2007.
Use of Proceeds
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds. The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. In 2006, a significant portion of the net proceeds was used for the on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. The remaining balance of the net proceeds from the sale of Convertible Bonds had been used for general corporate and working capital purposes of the Group.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30th June, 2007.
Employees and Remuneration Policy
The Group employed approximately 11,300 employees as at 30th June, 2007 (30th June, 2006: approximately 9,100). Employee costs (excluding directors’ emoluments) amounted to approximately RMB192.1 million for the six months ended 30th June, 2007 (six months ended 30th June, 2006: approximately RMB157.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on their performance. In addition, the employees are also eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2007 (six months ended 30th June, 2006: nil).

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2007, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the ‘‘SFO’’):

	Number of shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of shareholders	Position	%	Position	%	Pool	%

Huachen Automotive Group Holdings Company Limited	1,446,121,500	39.42	—	—	—	—
Deutsche Bank Aktiengesellschaft (Note 1)	335,900,145	9.16	141,827,300	3.87	—	—
Templeton Asset Management Ltd. (Note 2)	222,446,000	6.06	—	—	—	—

Notes:

1.	The 335,900,145 ordinary shares of par value US$0.01 each in the share capital of the Company (the ‘‘Shares’’) are held as to 32,296,600 Shares in the capacity as beneficial owner and as to 303,603,545 as security interest. The 141,827,300 Shares are held as to 27,988,000 Shares in the capacity as beneficial owner and as to 113,839,300 Shares as security interest. 163,259,245 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 11,850,000 Shares in long position and 15,000,000 Shares in short position represent underlying interest in cash settled unlisted derivatives.

2.	The 222,446,000 Shares are held in the capacity as investment manager.
Save as disclosed herein, as at 30th June, 2007, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the Shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 30th June, 2007, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of shares held		Approximate shareholding
Name of	Type of	Long	Short	percentage	Number of share options
directors	interests	Position	Position	%	granted

Wu Xiao An	Personal	—	—	—	2,800,000 (Note 1)
(also known as Ng Siu On)

	Personal	—	—	—	8,000,000 (Note 2)

Qi Yumin	Personal	—	—	—	7,000,000 (Note 2)

He Guohua	Personal	—	—	—	3,000,000 (Note 2)

Wang Shiping	Personal	—	—	—	3,000,000 (Note 2)

Lei Xiaoyang	Personal	—	—	—	3,000,000 (Note 2)

Notes:

1.	The options to subscribe for 2,800,000 Shares were exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.

2.	The options were exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.
Save as disclosed above, as at 30th June, 2007, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

SHARE OPTIONS
1999 Share Option Scheme
With an aim to provide incentives and rewards to eligible participants who contribute to the success of the Group, the Company, with the approval of the shareholders at a general meeting, adopted a share option scheme on 18th September, 1999 (the ‘‘1999 Share Option Scheme’’). The 1999 Share Option Scheme came into effect on 20th October, 1999.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to clause 13.1 of the 1999 Share Option Scheme, all the share options granted and remained outstanding prior to such termination shall continue to be valid and exercisable in accordance with the terms of the grant and the 1999 Share Option Scheme.
A summary of movements of the share options of the Company under the 1999 Share Option Scheme during the six months ended 30th June, 2007 is set out below:

	Number of share options
Category		Granted	Exercised	Lapsed	Cancelled	Outstanding as		Subscription price
and name of	Outstanding as at	during the	during the	during the	during the	at 30th June,	Option	per Share of the
participant	1st January, 2007	period	period	period	period	2007	period	Company
								(HK$)

Director

Wu Xiao An	2,800,000 (Note 1)	—	— (Note 2)	—	—	2,800,000	2nd June, 2001 to 1st June, 2011	1.896

Total	2,800,000	—	—	—	—	2,800,000

Notes:

1.	The share options were granted on 2nd June, 2001 and vested immediately upon the grant and are exercisable within a period of 10 years.

2.	As none of the share options had been exercised during the six months ended 30th June, 2007, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
New Share Option Scheme
To comply with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), which came into effect on 1st September, 2001, the Company adopted a new share option scheme on 28th June, 2002 (the ‘‘New Share Option Scheme’’). The purpose of the New Share Option Scheme is to provide incentives or rewards to eligible participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any entity in which the Group holds any equity interest. The New Share Option Scheme came into effect on 15th July, 2002.
The New Share Option Scheme will remain in force for a period of 10 years from 15th July, 2002. The period during which an option may be exercised will be determined by the directors in their absolute discretion, save that no option shall be exercised later than 10 years from the date of grant.
A summary of movements of the share options of the Company under the New Share Option Scheme during the six months ended 30th June, 2007 is set out below:

	Number of share options
Category and	Outstanding as	Granted	Exercised	Lapsed	Cancelled	Outstanding as		Subscription price
name of	at 1st January,	during the	during the	during the	during the	at 30th June,		per Share of the
participants	2007	period	period	period	period	2007	Option period	Company
								(HK$)

Directors

Wu Xiao An	—	8,000,000	—	—	—	8,000,000	28th December,	1.32
		(Note 1)					2006 to 27th
							December, 2016

Qi Yumin	—	7,000,000	—	—	—	7,000,000	28th December,	1.32
		(Note 1)					2006 to 27th
							December, 2016

He Guohua	—	3,000,000	—	—	—	3,000,000	28th December,	1.32
		(Note 1)					2006 to 27th
							December, 2016

Wang Shiping	—	3,000,000	—	—	—	3,000,000	28th December,	1.32
		(Note 1)					2006 to 27th
							December, 2016

Lei Xiaoyang	—	3,000,000	—	—	—	3,000,000	28th December,	1.32
		(Note 1)					2006 to 27th
							December, 2016

Employees	—	8,750,000	—	—	—	8,750,000	28th December,	1.32
(in aggregate)		(Note 1)				(Note 2)	2006 to 27th
							December, 2016

Others (in	—	3,000,000	—	—	—	3,000,000	28th December,	1.32
aggregate)		(Note 1)					2006 to 27th
							December, 2016

Total	—	35,750,000	—	—	—	35,750,000
						(Note 3)

Notes:

1.	The share options were granted on 28th December, 2006 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.28 per Share.

2.	On 16th July, 2007, an aggregate of 1,375,000 share options granted to certain employees of the Company were exercised at a subscription price of HK$1.32 per Share in accordance with the terms of the New Share Option Scheme. The closing price of the Shares immediately before the date on which these share options were exercised was HK$2.12. The outstanding balance of the share options granted to the employees of the Company under the New Share Option Scheme as at the date of this report was 7,375,000.

3.	As a result of the exercise of share options as mentioned in point 2 above, as at the date of this report, the outstanding balance of the share options granted by the Company under the New Share Option Scheme was 34,375,000.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2007.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the code provisions of the ‘‘Code on Corporate Governance Practices’’ (the ‘‘CG Code’’) set out in Appendix 14 to the Listing Rules throughout the six months ended 30th June, 2007, except for deviations from code provision A.4.1 that are described below.
Deviation
Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.
Major updates
There have been no material changes to the information disclosed in the Company’s 2006 annual report in respect of our corporate governance practices. Major updates since the 2006 annual report are summarised below.
— Retirement of directors
Code provision A.4.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. To comply with this code provision and in accordance with bye-law 99, Mr. Lei Xiaoyang and Mr. Xu Bingjin retired by rotation at the annual general meeting of the Company held on 22nd June, 2007. At the same meeting, shareholders of the Company approved the re-election of Mr. Lei Xiaoyang and Mr. Xu Bingjin as directors of the Company.
— Delisting of American depository shares from The New York Stock Exchange Inc. and internal control
On 5th July, 2007, the Company announced its intention to withdraw the Company’s American depository shares (‘‘ADSs’’), each representing 100 ordinary Shares at a par value of US$0.01 each of the Company, from listing on The New York Stock Exchange Inc. (‘‘NYSE’’) of the United States of America (‘‘U.S.’’). The withdrawal of listing of the ADSs from NYSE took effect on 26th July, 2007. On the same day, the Company’s ADSs started to trade on over-the-counter markets in the U.S. under the new ticker symbol of BCAHY US. The Company’s ordinary Shares will continue to be listed on the Main Board of the Stock Exchange. The Company will continue to comply with the U.S. Sarbanes- Oxley Act of 2002 until deregistration of the ADSs from the U.S. Upon deregistration of the ADSs from the U.S., the Company will no longer have to comply with the U.S. Sarbanes-Oxley Act of 2002.
The Company made annual assessment of the effectiveness of the Group’s internal control over financial reporting. Results of the assessment for the year 2007 will be reported to the Audit Committee in 2008 once completed. Particulars of areas identified for improvement and recommended improvement measures will be set out in the annual report of the Company for the year ending 31st December, 2007.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited consolidated interim financial statements of the Group for the six months ended 30th June, 2007. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
INDEPENDENT NON-EXECUTIVE DIRECTORS
The Company has complied with Rules 3.10(1) and 3.10(2) of the Listing Rules relating to appointment of a sufficient number of independent non-executive directors and at least an independent non-executive director with appropriate professional qualifications, or accounting or related financial management expertise. At present, the Board comprises three independent non- executive directors including one with appropriate accounting expertise.
COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the ‘‘Model Code’’). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2007 and they all confirmed that they have fully complied with the required standards set out in the Model Code.

By Order of the Board
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 21st September, 2007